Exhibit 2.1

FINAL EXECUTION VERSION

ASSET EXCHANGE AGREEMENT

ASSET EXCHANGE AGREEMENT, dated as of December 17, 2018 (this "Agreement"), between Circle K Stores Inc., a Texas corporation ("Circle K"), and CrossAmerica Partners LP, a Delaware limited partnership ("CrossAmerica").  Circle K and CrossAmerica are together referred to herein as the "Parties".

RECITALS

A.Circle K indirectly owns 100% of the membership interests in CrossAmerica GP, LLC, a Delaware limited liability company (the "General Partner"), the general partner of CrossAmerica.

B.Circle K owns or leases the 192 convenience stores and related CK Assets (as hereinafter defined) at the locations set forth on Exhibit A hereto (the "CK Properties"), in each case either directly or indirectly through a direct or indirect wholly owned subsidiary or commonly owned affiliate of Circle K (and for purposes of this Agreement, each such subsidiary or affiliate is included within the definition of "Circle K" to the extent necessary to effect the transactions contemplated hereby).

C.CrossAmerica owns the 73 convenience stores at the locations set forth on Exhibit B hereto (the "CAPL Properties" and, together with the CK Properties, the "Properties") and (ii) the other CAPL Assets (as hereinafter defined), in each case either directly or indirectly through a direct or indirect wholly owned subsidiary of CrossAmerica (and for purposes of this Agreement, each such subsidiary is included within the definition of "CrossAmerica" to the extent necessary to effect the transactions contemplated hereby).

D.With respect to the real property assets to be exchanged by the Parties, to the extent permitted by applicable tax law, at each Closing (as hereinafter defined) the Parties intend to effect a like-kind exchange of real property assets in a tax-deferred exchange (an "Exchange") meeting the requirements of Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code").  Each such Exchange effected in connection with each Closing shall be deemed a separate Exchange for all purposes under the Code.

E.Circle K currently operates the convenience store business (including related retail fuel operations, car washes and ancillary franchised and proprietary quick-serve restaurant businesses) at all of the CK Properties.  Circle K also currently leases and operates all of the CAPL Properties pursuant to one or more leases with CrossAmerica, except the 17 CAPL Properties identified as the "Upper Midwest COCO Properties" on Exhibit B (the "CAPL COCO Properties"), which are currently operated by CrossAmerica.  As set forth below, in addition to the other CAPL Assets, Circle K will acquire all fuel and merchandise inventory at the CAPL COCO Properties and will assume the operations of the CAPL COCO Properties.

F.The Parties desire that, upon the terms and subject to the conditions set forth in this Agreement, Circle K will assign and deliver, in Tranches (as hereinafter defined), all of the CK Properties and related CK Assets to CrossAmerica and, in exchange and in each such Tranche, CrossAmerica will assign and deliver to Circle K approximately equivalent portions of the CAPL Properties and related CAPL Assets, in each case, of approximately corresponding value.

G.(i) The Conflicts Committee (the "Conflicts Committee") of the Board of Directors (the "Board of Directors") of the General Partner, has, based on the belief of the members of the Conflicts Committee that the consummation of the transactions contemplated hereby on the terms and conditions set forth in this Agreement are in the best interests of CrossAmerica, unanimously approved the transactions contemplated hereby and such approval constituted "Special Approval" for purposes of the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, dated October 30, 2012, by and among Lehigh Gas Partners LP, Lehigh Gas GP LLC and Lehigh Gas Corporation (as amended to date, the "Partnership Agreement"), (ii) the Conflicts Committee has unanimously recommended that the Board of Directors approve the transactions contemplated hereby, and (iii) subsequently, the Board of Directors has approved the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE  1

Exchange of Assets;

Assumption of Certain Liabilities

1.1.Circle K Assets.

Upon the terms and subject to the conditions set forth in this Agreement, Circle K agrees to assign, transfer, convey and deliver to CrossAmerica, all of Circle K's right, title and interest in and to all of the following assets (collectively, the "CK Assets"):

(a)Owned Real Property.  Fee simple title to all land and other real property and related improvements owned by Circle K at the CK Properties, including Circle K's interest in any right-of-way or easement over any adjoining property and any right, title and interest of Circle K in and to adjacent streets, alleys or rights-of-way, all of which are listed by commonly known address as "Fee" properties on Exhibit A hereto (the "CK Fee Properties").

(b)Leased Real Property.  Circle K's leasehold interest in all land and other real property and related improvements leased by Circle K at the CK Properties, all of which are listed by commonly known address as "Leased" properties on Exhibit A hereto (the "CK Leased Properties").

(c)Improvements.  All buildings, canopies and other improvements located on the CK Properties, together with all permanently attached machinery, fixtures and heating, plumbing, electrical, lighting, ventilating and air-conditioning equipment owned by Circle K and affixed to or located on the CK Properties (the "CK Improvements").

(d)Equipment.  All tangible personal property owned by Circle K and primarily used in connection with the operation of the CK Properties including, without limitation, all furniture, fixtures, shelving, display racks, walk-in boxes, furnishings, signage, fuel dispensing equipment, automated teller machines (ATMs, if owned), security systems, registers, telephone systems, office equipment, credit card systems, credit card invoice printers and electronic point of sale devices, parts, tools, supplies and other items of equipment of any nature whatsoever (collectively, the "CK Equipment").  The CK Equipment shall include all fuel storage tanks, fill holes and fill hole covers and tops, pipelines, vapor lines, pumps, hoses, Stage I and Stage II vapor recovery equipment, containment devices, monitoring equipment, cathodic protection systems and other elements associated with any of the foregoing or other systems (the "UST Systems") located at the CK Properties and owned by Circle K.

(e)Dealer and Agent Agreements; Fuel Inventory.  All of Circle K's rights under the Dealer Agreements and Agent Agreements (each as hereinafter defined) to be assigned to CrossAmerica relating to each CK Property that has been Dealerized (as hereinafter defined) as provided for in Section 2.1.  The CK Assets shall include all Fuel Inventory and any other Inventory (as such terms are hereinafter defined) owned by Circle K at any CK Property that is operated by a commission agent on the applicable Closing Date for such CK Property.

(f)Other Assumed Contracts.  All of Circle K's rights under (i) the leases of the CK Leased Properties, (ii) any tenant leases or other contracts by which any third party leases or operates any portion of a CK Property (such as, for example, a quick service restaurant ("QSR") franchise agreement or sublease) and (iii) any other Contracts (as hereinafter defined) necessary for the continued operation of a particular CK Property (collectively with the Dealer Agreements and the Agent Agreements, the "CK Assumed Contracts").

(g)Additional Assets of Company-Operated Properties.  In addition to the other CK Assets, at the Final Closing in connection with the assignment of any CK Property that has not been Dealerized and is operated by Circle K, Circle K will assign to CrossAmerica the following:

(i)In-Store Cash.  All change funds and other cash on hand (including in ATMs, if owned by Circle K) ("In-Store Cash") at the applicable CK Property on the Final Closing Date.

(ii)Inventory.  All inventories of every kind and nature owned by Circle K for retail sale at the applicable CK Property on the Final Closing Date, including all Fuel Inventory and Merchandise Inventory (collectively, the "Inventory"), where (x) "Fuel Inventory" means all gasoline, diesel fuel, kerosene and other petroleum based motor fuels stored in bulk and held for sale to the public and (y) "Merchandise Inventory" means all usable, non-damaged and non-out of date products and items held for sale to the public including, without limitation, all food related items requiring further processing, packaging or preparation and ingredients from which prepared foods are made to be sold.

(iii)Assignable Permits.  All assignable Permits (as hereinafter defined) owned or held by Circle K in connection with the applicable CK Property, and all rights related thereto.

(h)Real Estate Records.  All real estate records, environmental reports, UST System registrations and reports and other real estate-related books and records of Circle K relating exclusively to the CK Properties.

(i)Goodwill and other Intangible Assets.  All goodwill and other intangible assets associated with the CK Assets including any warranties associated with the CK Improvements, CK Equipment and other assets.

Exhibit A hereto sets forth the agreed upon value (the "CK Assets Agreed Value") for each individual CK Property and related CK Assets (excluding any In-Store Cash and Inventory and any Excluded Assets) for purposes of the exchange contemplated by this Agreement.

1.2.CrossAmerica Assets.

Upon the terms and subject to the conditions set forth in this Agreement, CrossAmerica agrees to assign, transfer, convey and deliver to Circle K, all of CrossAmerica's right, title and interest in and to all of the following assets (collectively, the "CAPL Assets" and, collectively with the CK Assets, the "Assets"):

(a)Real Property.  Fee simple title to all land and other real property and related improvements owned by CrossAmerica at the CAPL Properties, including CrossAmerica's interest in any right-of-way or easement over any adjoining property and any right, title and interest of CrossAmerica in and to adjacent streets, alleys or rights-of-way, all of which are listed by commonly known address as "Fee" properties on Exhibit B hereto.

(b)Improvements.  All buildings, canopies and other improvements located on the CAPL Properties, together with all permanently attached machinery, fixtures and heating, plumbing, electrical, lighting, ventilating and air-conditioning equipment owned by CrossAmerica and affixed to or located on the CAPL Properties (the "CAPL Improvements").

(c)Equipment.  All tangible personal property owned by CrossAmerica and primarily used in connection with the operation of the CAPL Properties including, without limitation, all furniture, fixtures, shelving, display racks, walk-in boxes, furnishings, signage, fuel dispensing equipment, automated teller machines (ATMs, if owned), security systems, registers, telephone systems, office equipment, credit card systems, credit card invoice printers and electronic point of sale devices, parts, tools, supplies and other items of equipment of any nature whatsoever (collectively, the "CAPL Equipment").  The CAPL Equipment shall include all UST Systems located at the CAPL Properties and owned by CrossAmerica.

(d)Other Assumed Contracts.  All of CrossAmerica's rights under (i) any tenant leases or other contracts by which any third party leases or operates any portion of a CAPL Property (such as, for example, a QSR franchise agreement or sublease) and (iii) any other Contracts necessary for the continued operation of a particular CAPL Property (collectively, the "CAPL Assumed Contracts"); provided, that (x) all leases of any of the CAPL Properties to Circle K or its subsidiaries shall not be assigned and shall be terminated by the Parties upon the applicable Closing and (y) all Contracts pursuant to which CrossAmerica has any right or obligation to sell branded or unbranded motor fuel to Circle K or its subsidiaries at the CAPL Properties shall not be assigned and shall continue in full force and effect in accordance with their terms after the applicable Closing.

(e)Additional Assets of CAPL COCO Properties.  In addition to the other CAPL Assets, at the Closing of the exchange of each CAPL COCO Property, CrossAmerica will assign to Circle K the following:

(i)In-Store Cash.  All In-Store Cash at the applicable CAPL COCO Property on the applicable Closing Date.

(ii)Inventory.  All Inventory at the CAPL COCO Property on the applicable Closing Date.

(iii)Assignable Permits.  All assignable Permits owned or held by CrossAmerica in connection with the applicable CAPL COCO Property, and all rights related thereto.

(f)Real Estate Records.  All real estate records, environmental reports, UST System registrations and reports and other real estate-related books and records of CrossAmerica relating exclusively to the CAPL Properties.

(g)Goodwill and other Intangible Assets.  All goodwill and other intangible assets associated with the CAPL Assets including any warranties associated with the CAPL Improvements, CAPL Equipment and other assets.

Exhibit B hereto sets forth the agreed upon value (the "CAPL Assets Agreed Value") for each individual CAPL Property and related CAPL Assets (excluding In-Store Cash and Inventory at the CAPL COCO Properties and any Excluded Assets) for purposes of the exchange contemplated by this Agreement.

1.3.Excluded Assets.

Each Party shall assign and deliver only the assets described above and shall not assign (and shall retain) all other assets of such Party, whether associated with the CK Properties, the CAPL Properties or otherwise (collectively, the "Excluded Assets").  The Excluded Assets shall include, without limitation:

(a)all rights or obligations under all Contracts other than the CK Assumed Contracts and the CAPL Assumed Contracts;

(b)any post-Closing environmental reimbursements from any governmental reimbursement fund for environmental cleanup or remediation expenses incurred and paid for by either Party with respect to a Property before the applicable Closing (and after the applicable Closing with respect to the Environmental Liabilities (as defined in the ERA referred to below) retained by such Party pursuant to the ERA;

(c)all brand names of either Party or its affiliates, and all associated trademarks, trademark rights, service marks, service mark rights, tradenames, tradename rights, logos and associated intellectual property rights; and

(d)all corporate records, Tax Returns and other books and records that are not expressly included in the CK Assets pursuant to Section 1.1(h) or the CAPL Assets pursuant to Section 1.2(f).

1.4.Assumption of Certain Liabilities by Circle K.

(a)Upon the terms and subject to the conditions set forth in this Agreement, effective upon each applicable Closing Date for particular CAPL Assets, Circle K agrees to assume only the following liabilities and obligations of CrossAmerica:

(i)all obligations under the CAPL Assumed Contracts assumed by Circle K on such Closing Date, to the extent that such obligations are required pursuant to such Contracts to be performed after the applicable Closing Date;

(ii)all Environmental Liabilities and other obligations relating to the UST Systems or the environmental condition of the applicable CAPL Properties except for those Environmental Liabilities retained by CrossAmerica pursuant to the ERA; and

(iii)all liabilities and obligations arising out of or based upon Circle K's ownership and operation of the applicable CAPL Assets from and after the applicable Closing Date (including, without limitation, any property taxes or other taxes or assessments relating to such CAPL Assets for the portion of any taxable period on or after such Closing Date).

(b)Circle K shall assume only the liabilities expressly described above.  All other obligations, debts, taxes, operating expenses, rent, utilities and other liabilities of CrossAmerica of any kind, character or description, whether accrued, absolute, contingent or otherwise, shall not be assumed by Circle K and shall be retained by CrossAmerica.

1.5.Assumption of Certain Liabilities by CrossAmerica.

(a)Upon the terms and subject to the conditions set forth in this Agreement, effective upon each applicable Closing Date for particular CK Assets, CrossAmerica agrees to assume only the following liabilities and obligations of Circle K:

(i)all obligations under the CK Assumed Contracts assumed by CrossAmerica on such Closing Date, to the extent that such obligations are required pursuant to such Contracts to be performed after the applicable Closing Date;

(ii)all Environmental Liabilities and other obligations relating to the UST Systems or the environmental condition of the applicable CK Properties except for those Environmental Liabilities retained by Circle K pursuant to the ERA; and

(iii)all liabilities and obligations arising out of or based upon CrossAmerica's ownership and operation of the applicable CK Assets from and after the applicable Closing Date (including, without limitation, any property taxes or other taxes or assessments relating to the CK Assets for the portion of any taxable period on or after such Closing Date).

(b)CrossAmerica shall assume only the liabilities expressly described above.  All other obligations, debts, taxes, operating expenses, rent, utilities and other liabilities of Circle K of any kind, character or description, whether accrued, absolute, contingent or otherwise, shall not be assumed by CrossAmerica and shall be retained by Circle K.

1.6.Actions by Subsidiaries and Affiliates.

As set forth in the Recitals to this Agreement, certain of the Parties' respective Assets are owned indirectly through one or more direct or indirect wholly owned subsidiaries or commonly owned affiliates of such Party.  Each Party agrees to cause its subsidiaries and affiliates to take all actions necessary to assign, transfer, convey and deliver the Assets owned by such subsidiaries and affiliates at each applicable Closing in accordance with the requirements of this Agreement (including, without limitation, the authorization, execution and delivery of documents to be delivered by such Party pursuant to Section 2.7).  In addition, each Party may designate one or more of its direct or indirect wholly owned subsidiaries or commonly owned affiliates to accept the Assets of the other Party to be exchanged at any Closing and to expressly assume the related Assumed Liabilities, as more particularly described in Sections 1.4 and 1.5.  However, notwithstanding the foregoing or anything else herein to the contrary, each Party shall remain primarily responsible for its obligations hereunder (including, without limitation, its indemnification obligations set forth in Article 7).

ARTICLE  2

Closings; Prorations; Etc.

2.1.Dealerization of CK Properties.

(a)Circle K will use its best efforts (within commercially reasonable limits) to identify lessee-dealers ("Dealers") or commission agents ("Agents") to operate the CK Properties, and to execute Dealer Agreements or Agent Agreements pursuant to Section 2.1(b).  The Parties contemplate that no single Dealer or Agent will operate all of the CK Properties and, therefore, Dealer Agreements or Agent Agreements will be executed with several Dealers and Agents over a period of time after the date hereof.  Circle K shall also use its commercially reasonable efforts to encourage selected Dealers to operate the CK Properties as Circle K franchised locations.  Each Dealer or Agent selected by Circle K to operate any of the CK Properties shall be required to satisfy Circle K's experience requirements, credit standards and other qualifications that Circle K customarily applies to its own lessee-dealers (and if applicable to its franchisees) and commission agents.

(b)Circle K shall require each Dealer or Agent to execute contracts Circle K customarily requires its lessee-dealers ("Dealer Agreements") and commission agents ("Agent Agreements"), respectively, to execute, all in form and substance reasonably acceptable to CrossAmerica, including any related incentive agreements and collateral agreements securing the applicable Dealer's or Agent's obligations including, without limitation, any cash deposits, letters of credit, guarantees, security agreements, loan agreements, promissory notes, pledges of certificates of deposit, UCC financing statements and filings and other collateral related instruments and documents.  Circle K will not execute any Dealer Agreement or Agent Agreement that contains terms materially different from those that CrossAmerica customarily requires its own Dealers and Agents to execute without obtaining CrossAmerica’s prior written consent.  Circle K and CrossAmerica will also cooperate and confer with each other in good faith to set the rent and other economic terms of the Dealer Agreements and Agent Agreements with each Dealer and Agent.

(c)Five business days prior to executing any Dealer Agreement or Agent Agreement for a particular CK Property, Circle K shall post such proposed agreements to the CK Property's folder on the Datasite referred to below, and shall notify CrossAmerica that it has done so.  Circle K shall also notify CrossAmerica of the date that the applicable Dealer or Agent is expected to assume full possession and operating control of the applicable Property, and then shall notify CrossAmerica again once the Dealer or Agent has in fact assumed possession and operating control of the Property (at which time the applicable Property will be considered to have been "Dealerized" for purposes of this Agreement).

(d)Circle K shall use its best efforts to complete the Dealerization of all of the CK Properties on or prior to December 31, 2020 (or such other date as the Parties may mutually agree; and December 31, 2020 or such other agreed date is referred to herein as the "Dealerization Deadline").

2.2.Closings; Tranches.

(a)Until the Final Closing (as hereinafter defined), if any, no CK Property (or its related other CK Assets) shall be assigned to CrossAmerica hereunder until both (i) Circle K has executed Dealer Agreements or Agent Agreements, as applicable, with respect to that Property and (ii) the applicable Agent or Dealer has assumed full possession and operating control of the Property.  Accordingly, the CK Properties (and their related other CK Assets) shall be assigned to CrossAmerica hereunder at several separate Closings (as hereinafter defined) after the date hereof in exchange for CAPL Properties of approximately equivalent corresponding value in accordance with the following provisions of this Section 2.2.

(b)The Parties shall effect exchanges of CK Assets and CAPL Assets at Closings to occur at least once every six months after the date hereof, in separate tranches (each, a "Tranche") consisting of CK Assets on the one hand, and CAPL Assets, on the other hand, of approximately equivalent value.  For purposes of determining the "value" of any particular Assets hereunder, the CK Assets Agreed Values as set forth on Exhibit A hereto and the CAPL Assets Agreed Values as set forth on Exhibit B hereto shall be final and binding and shall remain constant throughout the term of this Agreement.

(c)In order to constitute a Tranche, the CK Properties to be included in the Tranche must, based on (i) the Dealer Agreements or Agent Agreements applicable to the CK Properties proposed to be included in such Tranche and (ii) the Dealer Agreements or Agent Agreements applicable to the CK Properties that were included in all previous Tranches for which a Closing has already occurred (if any), collectively generate an aggregate projected annualized EBITDA of at least 90% of the aggregate "Projected EDITDA" set forth on Exhibit C for such CK Properties (the "Floor EBITDA"), in each case using assumptions that are substantially similar to those used to establish the applicable Properties’ "Projected EDITDA" set forth on Exhibit C.  Any CK Properties that would cause a Tranche not to meet the aggregate Floor EBITDA shall be removed from the applicable Tranche and may be included in a later Tranche that does meet the aggregate Floor EBITDA.

(d)From time to time after Circle K has assembled each Tranche, Circle K shall deliver written notice to CrossAmerica that it desires to schedule a Closing of the assignment of the applicable CK Properties (and their related other CK Assets) to CrossAmerica hereunder (a "Closing Notice").  Thereafter, the Parties will cooperate with each other in good faith to determine an appropriate "package" of CAPL Assets having an approximately equivalent value, to be delivered by CrossAmerica in exchange for such CK Assets, in each case taking into account the Parties’ desire to effect an Exchange in each case where an Exchange is practicable under the circumstances.  Each applicable Closing shall occur within 30 days after delivery of the Closing Notice.

(e)The Parties acknowledge that the CK Assets Agreed Value and the CAPL Assets Agreed Value of the Assets to be exchanged at each Closing will not be exactly the same (and the difference between such values, for each Closing, is referred to herein as the "Valuation Difference").  Therefore, at one Closing the Valuation Difference may be in favor of Circle K and at another it may be in favor of CrossAmerica.  Accordingly, beginning with the first Closing, the Parties will establish (and thereafter adjust at each successive Closing) an account receivable or payable between them, in an amount equal to the aggregate net Valuation Difference.  If the net Valuation Difference resulting from any Closing has not been eliminated by an adjustment made at a subsequent Closing within 180 days, then the amount of such net Valuation Difference shall be paid by the Party owing such amount to the other by wire transfer of immediately available funds, and if such amount is not paid in full within such 180-day period, the outstanding amount shall thereafter accrue interest at the simple rate of 5% per annum (calculated on the basis of a 365-day year for the actual number of days elapsed), from the due date until paid in full.  Notwithstanding the foregoing, any net Valuation Difference remaining upon the completion of the Final Closing shall be settled in full at the Final Closing.

(f)Any Assets that have not been exchanged at a Closing prior to the date that is 60 days after the Dealerization Deadline shall be subject to Section 2.4.

2.3.Removal of Sites; Substitution Sites; Sale of a Site Prior to Closing.

(a)Removal of CK Properties by Circle K.  At any time prior to transferring a CK Property to CrossAmerica hereunder, Circle K may notify CrossAmerica in writing that Circle K has elected to remove such CK Property from this transaction; provided, that Circle K may not remove more than 10 CK Properties in total pursuant to this Section 2.3(a).

(b)Removal of Properties by either Party for Cause.  If any of the following occurs with respect to a Property before it is transferred to the other Party hereunder:

(i)any material title Objections referred to in Section 3.2(c) cannot be released or corrected in a commercially reasonable manner that is mutually acceptable to the Parties;

(ii)the Parties reasonably conclude that the environmental or other condition of the Property or its UST System materially impairs the value of the Property or would materially hinder its operation as a convenience store with retail fuel operations;

(iii)the Property suffers material damage or destruction or either Party receives notice of a planned condemnation of a material part of the Property; or

(iv)the Diligence Report relating to the Property prepared pursuant to Section 3.6 hereof discloses any matter that would constitute a material exception to the representations and warranties set forth in Article IV or Article V, as applicable, without regard to any Materiality Qualifiers (as hereinafter defined) set forth in such representations and warranties (and for purposes of this clause (iv):  (x) any matter disclosed in the Diligence Report for a Property shall constitute an "exception" to the representations and warranties set forth in Article IV or Article V, as applicable; and (y) any such exception shall be deemed "material" if the applicable matter materially impairs the value of the Property or would materially hinder its operation as a convenience store with retail fuel operations;

then in any such event, either Party may elect to remove the applicable Property from this transaction by written notice to the other Party.

(c)Substitution Sites.  If a Property is removed pursuant to Section 2.3(a) or Section 2.3(b), then the Parties will mutually agree to substitute such Property with another convenience store property having comparable characteristics to the removed Property.  A property shall be considered "comparable" if it has the same type of ownership (i.e., a fee site for a fee site, or a leased site for a leased site), is located in the same general geography, is operated in the same general manner (i.e., company-operated, lessee-dealer operated or commission agent operated) and has the same or better projected EBITDA (based on substantially similar assumptions that were used to establish the removed Property's projected EBITDA set forth on Exhibit C) as that attributed to the removed Property (which, in the case of the CK Properties, are the "Projected EDITDA" amounts set forth on Exhibit C).  In the event of any substitution of a Property, Exhibits A and C or Exhibit B, as applicable, shall be amended accordingly.

(d)Sale of a CK Property Prior to Closing.  Notwithstanding Circle K's agreement to transfer all of the CK Properties to CrossAmerica hereunder, the Parties may mutually agree that Circle K will sell one or more of the CK Properties (and their related CK Assets) to third parties (including the applicable Dealer) instead of including such Properties in a Tranche; provided, however, that no CK Property shall be sold in a transaction that would result in net proceeds, plus all subsequent income to CrossAmerica from a Dealer at that Property, which together will result in a net present value of the expected future cash flows related to such Property (based on substantially similar assumptions to those used to establish the Property's projected EBITDA set forth on Exhibit C) that is less than the CK Assets Agreed Value attributed to such Property on Exhibit A.  If Circle K does sell a CK Property (and its related CK Assets) to a third party, then (i) Circle K shall, at the next succeeding Closing, pay over to CrossAmerica the entire net proceeds of such sale and (ii) the CK Assets Agreed Value attributed to such Property on Exhibit A (and, for purposes of clarity, not the actual amount of such net proceeds) shall be credited to Circle K in the calculation of the net Valuation Difference (if any) resulting from that Closing.  For this purpose, the "net proceeds" of a sale means the gross sale proceeds minus all costs of sale including, without limitation, brokerage commissions, title insurance premiums, prorated property taxes and other expenses, legal and professional fees and the like.

2.4.Final Closing; Settlement of Final Net Valuation Difference.

(a)This Section 2.4 shall be applicable only if, on the date that is 60 days after the Dealerization Deadline, there are Assets remaining that have not been exchanged by the Parties at a prior Closing.  The date that is 60 days after the Dealerization Deadline is referred to herein as the "Option Commencement Date".

(b)For a period of 180 days after the Option Commencement Date (the "CK Option Period"), Circle K shall have the right and option, exercisable on one occasion only, to require CrossAmerica to consummate a final Closing at which all (but not less than all) of the remaining CK Assets shall be exchanged for all (but not less than all) of the remaining CAPL Assets (the "Final Closing").  Circle K may exercise such option by delivering written notice of such exercise (an "Exercise Notice") to CrossAmerica at any time prior to the expiration of the CK Option Period.

(c)If Circle K does not exercise its option set forth in Section 2.4(b), then for a period of 180 days commencing 60 days after the expiration of the CK Option Period (the "CAPL Option Period"), CrossAmerica shall have the right and option, exercisable on one occasion only, to require Circle K to consummate a Final Closing.  CrossAmerica may exercise such option by delivering an Exercise Notice to Circle K after the commencement of, and prior to the expiration of, the CAPL Option Period.

(d)If either Party exercises its option set forth in this Section 2.4, the Final Closing shall be held within 30 days after the delivery of the applicable Exercise Notice.  The transactions to be consummated at such Closing shall be subject to all of the terms and conditions set forth in this Agreement that are applicable to any other Closing (including, without limitation, the site removal and substitution provisions of Section 2.3); provided, however, that Section 2.2 shall not be applicable to the Final Closing.

(e)If neither Party exercises its option set forth in this Section 2.4, then upon the expiration of the CAPL Option Period, each Party's obligation to exchange any further Assets hereunder shall immediately terminate.  In that event, within 10 business days after the expiration of the CAPL Option Period, the amount of the final aggregate net Valuation Difference shall be paid by the Party owing such amount to the other, together with interest on such amount from the date of the last Closing to the date of payment at the simple rate of 5% per annum (calculated on the basis of a 365-day year for the actual number of days elapsed), by wire transfer of immediately available funds.

2.5.Closing Dates and Location; Effective Time.

(a)Closings; Closing Dates.  Upon the terms and subject to the conditions set forth in this Agreement, each closing of an exchange of assets contemplated hereby (each, a "Closing") shall take place (i) at the offices of the Title Company or, if the Parties so agree, remotely by the electronic exchange of documents and signatures, on a date that is mutually acceptable to the Parties after the last to be satisfied or waived of the conditions set forth in Article 8, or (ii) at such other place and time and/or on such other date as the Parties may mutually agree.  The date and time at which a particular Closing actually occurs is hereinafter referred to as the "Closing Date" with respect to the applicable CK Assets and CAPL Assets.

(b)Effective Time of Closing; Risk of Loss.  Each Closing shall be deemed to be effective as of 7:00 AM, local time, on the applicable Closing Date (the "Effective Time").  All risk of loss with respect to the applicable Assets of each Party shall be borne by such Party until the Effective Time, at which time risk of loss will pass to the other Party.

2.6.Closing Matters.

Upon the terms and subject to the conditions set forth in this Agreement, at each Closing:

(a)Each Party shall deliver to the other Party the deeds, assignments, bills of sale and other closing documents provided for in Section 2.7 below.

(b)If such Closing includes the exchange of any CAPL COCO Properties, Circle K shall deliver to CrossAmerica the Estimated Inventory Price determined pursuant to Schedule 2.6(b), by wire transfer of immediately available funds in such amount to an account or accounts to be designated by CrossAmerica.

(c)If such Closing includes the exchange of any CK Property that is operated by a commission agent (such that Circle K owns Inventory at such Property), then CrossAmerica shall deliver to Circle K the Estimated Inventory Price determined pursuant to Schedule 2.6(b), by wire transfer of immediately available funds in such amount to an account or accounts to be designated by Circle K.

(d)Each Party shall deliver to the other Party the aggregate net amount of all taxes, expenses and other amounts prorated or credited to such Party pursuant to Section 2.8, Section 2.9 or Section 3.7, by wire transfer of immediately available funds in such amount, through the escrow account established by the Title Company, to an account or accounts to be designated in writing by the other Party.

(e)Each Party shall deliver to the other Party such other documents, certificates, instruments and writings required to be delivered pursuant to Article 8 or otherwise required pursuant to this Agreement.

2.7.Closing Deliveries.

(a)Circle K's Closing Deliveries.  At each Closing, Circle K shall deliver the following:

(i)Fee Properties.  Circle K shall deliver to CrossAmerica and the Title Company a duly executed and acknowledged special/limited warranty deed (a "Deed") for each applicable CK Fee Property, in the form required by the law where each such Property is located and otherwise in form and substance reasonably satisfactory to the Parties.

(ii)Leased Properties.  Circle K shall deliver to CrossAmerica and the Title Company an executed Assignment and Assumption of Lease in substantially the form attached hereto as Schedule 2.7(a)(ii) (a "Lease Assignment") for each applicable CK Leased Property, together with consents to assignment executed by the applicable landlords (if required by the terms of the applicable leases) in form and substance reasonably satisfactory to the Parties.

(iii)Equipment, Etc.  Circle K shall deliver to CrossAmerica such bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form and substance reasonably satisfactory to CrossAmerica, as shall be effective to vest in CrossAmerica all of Circle K's right, title and interest in and to the applicable CK Equipment and other CK Assets.  A satisfactory form of bill of sale is attached hereto as Schedule 2.7(a)(iii) (the "Bill of Sale").

(iv)Assumed Contracts.  Circle K shall deliver to CrossAmerica an executed Assignment and Assumption of Contracts Lease in substantially the form attached hereto as Schedule 2.7(a)(iv) (a "Contract Assignment") for the applicable Dealer Agreements, Agent Agreements and other CK Assumed Contracts, together with a consent to assignment executed by the applicable counterparty to each such Contract (if required by the terms of the applicable Contract) in form and substance reasonably satisfactory to the Parties.

(v)Assumption of Assumed Liabilities.  Circle K shall deliver to CrossAmerica a written undertaking, in substantially the form attached to the Bill of Sale, whereby Circle K shall assume and agree to perform the liabilities to be assumed by it at such Closing pursuant to Section 1.4.

(vi)Lien Releases.  Circle K shall deliver to CrossAmerica effective releases of any Liens on the applicable CK Assets (except Permitted Liens), in form and substance reasonably satisfactory to CrossAmerica.

(vii)Authority Documents.  Circle K shall deliver to CrossAmerica and the Title Company a current certificate of good standing or qualification of Circle K and each of its affiliates that is assigning any CK Assets at such Closing, in each case issued by the Secretaries of State of their states of organization and of any other state in which any of the applicable CK Properties is located.  Circle K shall also deliver to CrossAmerica a certificate of Circle K's secretary certifying as to its constituent charter documents and any corporate proceedings relating to the authorization, execution and delivery of this Agreement.

(viii)Officer’s Certificate regarding Tax Matters. Circle K shall deliver to CrossAmerica a certificate duly executed by an authorized officer of Circle K, dated as of the applicable Closing Date, in substantially the form attached hereto as Schedule 2.7(a)(viii).

(ix)Closing Certificate.  Circle K shall deliver to CrossAmerica a certificate duly executed by an authorized officer of Circle K, dated as of the applicable Closing Date, in substantially the form attached hereto as Schedule 2.7(a)(ix).

(x)Miscellaneous.  Circle K shall deliver to CrossAmerica and the Title Company such vendor's affidavits, non-foreign seller affidavits, "gap" affidavits, transfer and sales disclosure forms and other documents required or reasonably requested by CrossAmerica or the Title Company in order to consummate and make effective the transactions contemplated by this Agreement, in each case in form and substance reasonably satisfactory to CrossAmerica and the Title Company.

(b)CrossAmerica's Closing Deliveries.  At each Closing, CrossAmerica shall deliver the following:

(i)Fee Properties.  CrossAmerica shall deliver to Circle K and the Title Company a duly executed and acknowledged Deed for each applicable CAPL Property, in the form required by the law where each such Property is located and otherwise in form and substance reasonably satisfactory to the Parties.

(ii)Equipment, Etc.  CrossAmerica shall deliver to Circle K such bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form and substance reasonably satisfactory to Circle K, as shall be effective to vest in Circle K all of CrossAmerica's right, title and interest in and to the applicable CAPL Equipment and other CAPL Assets.  The Bill of Sale is a satisfactory form of bill of sale.

(iii)Assumed Contracts.  CrossAmerica shall deliver to Circle K an executed Contract Assignment for any applicable CAPL Assumed Contracts, together with a consent to assignment executed by the applicable counterparty to each such Contract (if required by the terms of the applicable Contract), in each case in form and substance reasonably satisfactory to the Parties.

(iv)Assumption of Assumed Liabilities.  CrossAmerica shall deliver to Circle K a written undertaking in substantially the form attached to the Bill of Sale, whereby CrossAmerica shall assume and agree to perform the liabilities to be assumed by it at such Closing pursuant to Section 1.5.

(v)Lien Releases.  CrossAmerica shall deliver to Circle K effective releases of any Liens on the applicable CAPL Assets (except Permitted Liens), in form and substance reasonably satisfactory to Circle K.

(vi)Authority Documents.  CrossAmerica shall deliver to Circle K and the Title Company a current certificate of good standing or qualification of CrossAmerica and each of its affiliates that is assigning any CAPL Assets at such Closing, in each case issued by the Secretaries of State of their states of organization and of any other state in which any of the applicable CAPL Properties is located.  CrossAmerica shall also deliver to Circle K a certificate of the secretary of CrossAmerica's general partner as to its constituent charter documents and any partnership proceedings relating to the authorization, execution and delivery of this Agreement.

(vii)Officer’s Certificate regarding Tax Matters. CrossAmerica shall deliver to Circle K a certificate duly executed by an authorized officer of CrossAmerica, dated as of the applicable Closing Date, in substantially the form attached hereto as Schedule 2.7(a)(viii).

(viii)Closing Certificate.  CrossAmerica shall deliver to Circle K a certificate duly executed by an authorized officer of CrossAmerica, dated as of the applicable Closing Date, in substantially the form attached hereto as Schedule 2.7(a)(ix).

(ix)Miscellaneous.  CrossAmerica shall deliver to Circle K and the Title Company such vendor's affidavits, non-foreign seller affidavits, "gap" affidavits, transfer and sales disclosure forms and other documents required or reasonably requested by Circle K or the Title Company in order to consummate and make effective the transactions contemplated by this Agreement, in each case in form and substance reasonably satisfactory to Circle K and the Title Company.

2.8.Closing Costs.

Each Party shall pay for the cost of all title commitments and title insurance policies (subject to the following sentence) with respect to the Properties and other Assets to be assigned by it hereunder, as well as all recording fees and any other fees payable in connection with the transfer of such Properties and other Assets to the other Party hereunder.  Each Party shall pay for any additional fees or expenses of the Title Company to issue any extended coverage with respect to the Properties to be assigned to it hereunder, the costs of any title endorsements requested by such Party and any lender coverage, in each case with respect to Properties to be assigned to it hereunder.  Each Party shall pay 50% of any transfer taxes, excise taxes or other similar taxes payable in connection with the transfer of the Properties and 50% of the costs charged by the Title Company for escrow services.  Except as provided above, each Party will bear its own fees, costs and expenses associated with the transactions contemplated hereby, including attorneys' fees, appraisal, brokerage, consulting and/or due diligence costs, and any other related fees and expenses.

2.9.Prorations and Adjustments.

The following expenses shall be prorated between the Parties except to the extent that any of expenses are the responsibility of any tenant under an Assumed Contract:

(a)Real Estate Taxes.  The Party assigning a particular Property to the other hereunder (the "Assignor") shall be responsible for (i) any delinquent real estate taxes (and penalties and interest thereon, if any) payable with respect to all calendar years prior to the calendar year in which the applicable Closing occurs; (ii) all installments of real estate taxes payable during the calendar year in which applicable Closing occurs (notwithstanding that such taxes may not be payable until after such Closing Date); and (iii) its pro rata portion of the real estate taxes assessed for and becoming a Lien during the calendar year in which the applicable Closing occurs (based upon the number of days in such calendar year prior to and including the applicable Closing Date).  The Party receiving the assignment of a particular Property hereunder (the "Assignee") shall be responsible for its pro rata portion of the real estate taxes assessed with respect to such Property for the period following the applicable Closing and becoming a Lien during the calendar year in which such Closing occurs as shall be allocable to the Assignee by proration (based upon the number of days remaining in such calendar year after the applicable Closing Date).  The present tax rates and assessed values or, if such rates and values have not been set at such Closing Date, 105% of the preceding year's tax rates and assessed values, shall be used for the purposes of this Section 2.9(a).  The Assignee shall receive a credit at Closing for any taxes that are the responsibility of the Assignor, but which are not yet due and payable, and the Assignee shall be responsible for the actual payment of such taxes, to the extent of such credit.

(b)Other Assessments.  The Assignor shall be responsible for all assessments for improvements to a Property first due and payable at any time prior to or on the applicable Closing Date, and the Assignee shall be responsible for all assessments for improvements first due and payable after such Closing Date.

(c)Utility Charges.  All telephone, electricity and other utility charges paid or payable with respect to the Properties shall be prorated as of their respective Closing Dates.  For any such metered utilities, the Parties shall ensure that all meters are read on the applicable Closing Date and accordingly switched over to the Assignee's account as of such date.  To the extent necessary, final adjustments for utility charges shall be made at the time of the inventory reconciliation.

(d)Security Deposits, Charges Under Leases, Etc.  At each Closing, the Assignee shall reimburse the Assignor for all security deposits paid by the Assignor pursuant to any applicable Assumed Contracts and any utility or other deposits paid by the Assignor, and such deposits shall be assigned to the Assignee.  Similarly, the Assignee shall receive a credit at each Closing for all refundable security or other deposits paid to the Assignor by tenants occupying the applicable Properties.  All amounts paid or payable by or to either Party by any tenants occupying the Properties under leases or otherwise including, without limitation, rental (including percentage rent or prepaid rent), taxes (including contributions by lessees to real estate taxes), common area charges, maintenance charges, utilities charges, business taxes, merchants' association and advertising fees and occupancy costs shall be prorated as of the applicable Closing Date.

(e)Accounts Payable.  All accounts payable at a Property with respect to the period prior to the applicable Closing Date shall be paid by the Assignor (including all invoices that are not received until after such Closing Date).

(f)Accounts Receivable.  All payments made with respect to the credit card receipts and accounts receivable of the Assignor arising out of the sale of Inventory at any of the Properties prior to their respective Closing Dates shall be paid to the Assignor, and the Assignee shall pay over to the Assignor any such amounts it may receive promptly following its receipt thereof.  Similarly, all payments made with respect to accounts receivable of the Assignee arising out of its operation of any of the Properties after their respective Closing Dates shall be paid to the Assignee, and the Assignor shall pay over to the Assignee any such amounts it may receive promptly following its receipt thereof.

To the extent that amounts subject to proration or adjustment hereunder have not been determined at the applicable Closing Date, the proration shall be based on the latest available information, with an ultimate adjustment to be made promptly when actual amounts are available, but in any event within 90 days after such Closing Date.  If necessary, further adjustments shall be made on the six-month and twelve-month anniversaries of such Closing Date, until all adjustments and allocations have been finally completed.

2.10.Tax Allocation; Tax Cooperation.

(a)Tax Allocation.  At or prior to each Closing, the Parties shall agree upon an allocation of the fair value of the various categories of Assets to be exchanged at such Closing for tax reporting purposes in accordance with their fair market values (and in a manner substantially consistent with the overall allocations set forth on Exhibit A and Exhibit B hereto) and in compliance with applicable tax laws.  At or prior to each Closing, the Parties, shall agree regarding the fair market values of the real property assets and will segregate those Properties that qualify for a like-kind exchange under Section 1031 of the Code into one exchange group within the meaning of Treas. Reg. § 1.1031(j)-1(b)(2).  Each Party agrees that it shall report for federal, state, local and all other tax purposes in a manner consistent with the fair market value allocation and the allocation to the real property exchange group, and that it shall not take any position inconsistent with such allocation in connection with any examination, claim, action or other proceeding by or against any taxing authority or for any other purpose.

(b)Cooperation.  After the Closing Date, the Party responsible for filing any applicable tax return with respect to the Properties or the transactions contemplated hereby shall be responsible hereunder to timely file the applicable tax return and pay all taxes due thereon (subject to the prorations provided for herein and the indemnification provisions set forth in Article 7 hereof).  The Parties shall make available to the other, as reasonably requested, and to any governmental or taxing authority, all information, records or documents relating to taxes for all periods prior to or including each applicable Closing Date.  After the Closing Date, the Parties shall reasonably cooperate in good faith, as and to the extent reasonably requested by the other, in connection with the filing of tax returns and any audit, litigation, appeal, hearing, or other proceeding with respect to taxes.  Such cooperation shall include providing the information, records, and documents described above and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided.  Each Party shall bear its own expenses in complying with the foregoing provisions (subject to the prorations provided for herein and the indemnification provisions set forth in Article 7 hereof).

ARTICLE  3

Due Diligence Review;

Title Insurance; Environmental Liabilities; Etc.

3.1.Due Diligence Review.

Between the date hereof and each applicable Closing Date, each Party shall provide the other Party and its employees, accountants, consultants, legal counsel, agents and other authorized representatives reasonable access during regular business hours and upon reasonable notice to the CK Properties and CAPL Properties, as applicable, Assumed Contracts, books and records and other assets that have not yet been assigned hereunder for the purpose of conducting such review of the Assets as the Assignee may reasonably desire, and shall furnish the other Party with such information as the other Party may from time to time reasonably require with respect to such Assets; provided, that a Party shall be permitted to perform environmental assessments of the Properties only as set forth in the ERA.  The Parties shall cause their officers and employees to assist in conducting such reviews and shall cause its counsel, accountants, consultants and other non-employee representatives to be reasonably available for such purposes.

3.2.Title Insurance.

(a)Promptly after the date of this Agreement, the Parties shall post to the online datasite for this transaction (the "Datasite") or otherwise make available:

(i)commitments for ALTA owner's or lessee's policies of title insurance (the "Title Commitments") covering all of the Properties and issued by a title insurer of national standing that is mutually acceptable to the Parties (the "Title Company"), in which the Title Company shall commit to insure fee simple title (or, in the case of the CK Leased Properties, leasehold interest) to the Properties in the name of the applicable Assignee for the full allocated value of each Property set forth on Exhibit A or Exhibit B hereto, as applicable, pursuant to title insurance policies to be issued at the applicable Closings (the "Title Policies"); and

(ii)any existing surveys of the Properties that are currently in their possession or control (the "Surveys").

(b)The Properties shall be conveyed hereunder subject only to the following:

(i)The Lien for real property taxes or assessments for the current year provided the same are not due and payable prior to or as of the applicable Closing Date;

(ii)those matters disclosed in the Title Commitments and Surveys that are accepted, waived or otherwise not objected to by the Assignee in accordance with this Section 3.2(c); and

(iii)the applicable Assumed Contracts.

(c)From time to time prior to the applicable Closing Date for a Property, either Party (in its capacity as Assignee) may notify the other Party (in its capacity as Assignor) of any exceptions set forth in the Title Commitments, or any facts shown on the Surveys, which in the Assignee's good faith judgment materially and adversely affect the title or use of any Property to be assigned to it as a convenience store with retail fuel operations (collectively, "Objections").  The Assignor shall use commercially reasonable efforts to cause any Objections to be released and corrected in a manner reasonably satisfactory to the Parties prior to applicable Closing Date.  The foregoing notwithstanding, the Assignor shall be obligated to cure, remove and cancel of record, on or before the applicable Closing Date, all mortgages, mechanic's and materialmen's Liens, and other monetary Liens and encumbrances against the Properties to be assigned by it (other than Liens for real estate taxes and assessments that are not yet due and payable), which either secure indebtedness or can be removed by payment of a liquidated sum of money (collectively, "Monetary Liens"); provided, that Circle K shall not be obligated to cure, remove or cancel any Monetary Liens incurred by any Dealer.

3.3.Other Lien Searches.

Between the date hereof and each applicable Closing Date, the Parties shall order and post to the Datasite such state and local UCC searches, tax liens searches, judgment lien searches and other searches with respect to the Properties as they may deem appropriate in connection with the transactions contemplated hereby.  The costs of such searches shall be shared by the Parties in proportion to the relative numbers of CK Properties and CAPL Properties included in such searches.

3.4.Environmental Responsibility Agreement.

Simultaneously with the execution and delivery of this Agreement, the Parties are entering into an Environmental Responsibility Agreement, dated as of the date hereof (as amended from time to time, the "ERA"), relating to certain environmental and occupational health and safety matters related to the CK Properties and the CAPL Properties.  As more fully set forth in the ERA, between the date hereof and each applicable Closing Date, the Parties shall post to the Datasite or otherwise make available all books and records relating to the environmental condition of the Properties.

3.5.Inspection of Material Items of Equipment.

(a)Between the date hereof and each applicable Closing Date, each Party (in its capacity as Assignee) may, at its own expense, physically inspect the Properties to be assigned to it hereunder at a time mutually agreed upon by the Parties, to confirm that Material Items of Equipment are in working order.  The term "Material Items of Equipment" shall mean such material items of equipment that are normally and customarily required to operate each applicable Property, including HVAC systems, point of sale equipment, dispensers, walk in coolers, cooking equipment (if applicable), canopies, and price signs.  Prior to each applicable Closing Date, each Party shall maintain and generally repair its Material Items of Equipment in their current condition consistent with past practice, but shall have no obligation to make any extraordinary repairs or to replace any equipment prior to the Closing; provided, that on the Closing Date, the Material Items of Equipment shall be in operating condition.

(b)Notwithstanding the foregoing or anything else herein to the contrary (including, without limitation, Sections 4.4, 4.6, 5.4 and 5.6), neither Party makes any representation, warranty or covenant that any of the Equipment at any of the Properties is or shall be in compliance with applicable payment card industry (PCI) data security standards or any related applicable laws or regulations or the EMV standards of any credit card issuer or processor; provided, however, that, in accordance with Section 6.6, Circle K agrees to incur up to an aggregate of $6 million in capital expenditures to upgrade the dispenser POS systems at the CK Properties to meet applicable EMV standards between the date hereof and the dates that the applicable CK Properties are Dealerized.

Section 3.6.Diligence Report.

No later than 15 business days prior to the applicable Closing Date, the Parties shall deliver to each other and to the Conflicts Committee a report (a "Diligence Report") signed by the officers of the respective Parties who are overseeing the due diligence review of the CK Properties and the CAPL Properties that are being exchanged at such Closing (a) confirming that the aggregate Floor EBITDA for the applicable CK Properties has been satisfied and summarizing (i) any material issues affecting any of such CK Properties of the types described in Section 2.3(b), (ii) any Baseline Contamination (as defined in the ERA) at any of such CK Properties and (iii) any exceptions to the representations and warranties made herein with respect to such CK Properties that were discovered in the course of such due diligence review and (b) a report prepared by an officer of Circle K overseeing the due diligence review of the CAPL Properties that are being transferred to Circle K summarizing (i) any material issues affecting any of such CAPL Properties of the types described in Section 2.3(b), (ii) any Baseline Contamination at any of such CAPL Properties and (iii) any exceptions to the representations and warranties made herein with respect to such CAPL Properties that were discovered in the course of such due diligence review.  If a Property is not removed from the applicable Tranche pursuant to Section 2.3(b) as a result of information in the Diligence Report (or otherwise), then immediately upon the applicable Closing Date, the information in the Diligence Reports (to the extent such information, in the aggregate, provided a Party with the right to remove a Property from a Tranche pursuant to Section 2.3(b)) shall be deemed to have modified the representations and warranties contained herein accordingly, and the other Party shall be deemed to have irrevocably waived any right to indemnification under Article 7 with respect to such information; provided, that his Section 3.6 shall not affect in any manner whatsoever the allocation of responsibility for Baseline Contamination set forth in the ERA or any other provisions of the ERA (including, without limitation, the indemnification provisions of the ERA).

3.7.Casualty or Condemnation.

(a)Casualty.  If any Property suffers material damage or destruction between the date hereof and its Closing Date, and the Property is not removed from this transaction pursuant to Section 2.3, the Assignor shall: (i) repair or make adequate provision for the repair of the subject Property before the applicable Closing Date; or (ii) credit the Assignee at the applicable Closing with an agreed upon amount to represent the reduction in the value of the affected Property caused by the casualty (including the value of the related CK Improvements or CAPL Improvements, as applicable).  If the Assignor elects to credit the Assignee pursuant to clause (i) above, but the Parties are unable to agree upon the reduction amount prior to the applicable Closing Date, the amount will be established after the applicable Closing Date by an independent appraisal performed by an experienced and licensed insurance adjuster located in the state where the affected Property is located, and thereafter promptly reimbursed by the Assignor to the Assignee.  Such insurance adjuster will be selected by mutual agreement of the Parties or, failing their agreement, by an adjuster selected by each of the adjusters selected by the Parties.

(b)Condemnation.  If between the date hereof and a Property's applicable Closing Date, the Assignor receives notice of a planned or threatened condemnation of all or part of such Property, and the Property is not removed from this transaction pursuant to Section 2.3, the Assignee shall accept the applicable Property without any valuation adjustment.  However, upon the applicable Closing, the Assignor shall assign to the Assignee all of the Assignor's interest in any award that may be payable on account of the condemnation.

ARTICLE  4

Representations and Warranties of Circle K

Circle K hereby represents and warrants to CrossAmerica (a) in the case of Section 4.1 and Section 4.2(a)(i) below, as of the date hereof and as of each Closing Date, and (b) in all other cases, as of the applicable Closing Date and except as set forth in the Diligence Reports, as follows:

4.1.Organization and Authority.

Circle K (including each subsidiary that owns any CK Assets) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own the CK Properties and other CK Assets and to carry on its business as now being conducted, to enter into this Agreement and the ERA and to perform its obligations hereunder and thereunder.  Circle K (or its applicable subsidiary) is duly qualified to do business and in good standing in each jurisdiction in which the ownership of any of the CK Properties or other CK Assets makes such qualification necessary, except for such failures to so qualify or be in such good standing that, alone or in the aggregate, would not reasonably be expected to have a material adverse effect (a "Material Adverse Effect") on the CK Assets.  The execution, delivery and performance of this Agreement and the ERA by Circle K have been duly authorized by all necessary action and no other proceedings on the part of Circle K are necessary to authorize the execution, delivery and performance of this Agreement or the ERA.  Each of this Agreement and the ERA has been duly executed and delivered by Circle K and constitutes the valid and binding obligation of Circle K, enforceable against Circle K in accordance with its terms.

4.2.No Violations; Required Consents.

(a)The execution, delivery and performance of this Agreement and the ERA by Circle K (including its applicable subsidiaries) do not and will not constitute or result in (i) a breach or violation of the certificate or articles of incorporation or organization, by-laws, operating agreement, partnership agreement or other constituent charter documents of Circle K (or such subsidiary) or (ii) assuming receipt of the consents and approvals referred to in Section 4.2(b), a breach or violation of, a default under, the acceleration of or the creation of any lien, security interest, mortgage, pledge, claim or other similar encumbrance (collectively "Liens") (with or without the giving of notice or the lapse of time) pursuant to, any provision of any CK Assumed Contract, or any law, rule, ordinance or regulation or any judgment, decree, order, award or governmental or non-governmental permit to which Circle K is subject, except, in the case of clause (ii) above, for such breaches, violations and the like that, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the CK Assets.

(b)No notices, reports or other filings are required to be made by Circle K with, and no consents, approvals or other authorizations are required to be obtained by Circle K from, any governmental or regulatory authority or any individual, corporation, partnership, trust, limited liability company, association or other entity (as the case may be, a "person") in connection with the execution, delivery and performance of this Agreement or the ERA, the failure to obtain or make any or all of which would reasonably be expected to have a Material Adverse Effect on the CK Assets subject thereto.

4.3.Warranty of Title.

Circle K owns all right, title and interest in and to all of the CK Assets, free and clear of all Liens, except for (a) the Dealer Agreements and other CK Assumed Contracts, (b) any Monetary Liens (all of which will be released at or prior to the applicable Closing Date to the extent required pursuant to Section 3.3(c) hereof), (c) Liens on the Properties of the types described in Section 3.3(b) hereof, (d) for the CK Leased Properties, statutory Liens of landlords, (e) easements, rights of way, zoning ordinances, and other Liens, imperfections of title and defects reflected on the Title Commitments or the Surveys; and (f) other Liens that, individually or in the aggregate, would not reasonably be expected to materially and adversely affect the title or use of the affected CK Property as a convenience store with retail fuel operations (collectively, "Permitted Liens").

4.4.The CK Properties.

(a)Exhibit A hereto accurately lists the commonly known addresses of the CK Properties.

(b)Except for the Dealer Agreements and other CK Assumed Contracts or as set forth in the Title Commitments, none of the CK Fee Properties is subject to any right of first refusal, option to purchase or other Contract which could reasonably be expected to impair Circle K's ability to sell or assign any of the CK Properties to CrossAmerica or which would bind CrossAmerica after the Closing.

(c)With respect to each lease by Circle K of a CK Leased Property, (i) such lease creates a valid leasehold interest in the premises purported to be leased thereunder, (ii) all rent and other required payments have been timely paid by Circle K, (iii) Circle K is in possession and quite enjoyment of such premises (subject to the applicable Dealer Agreement and other CK Assumed Contracts), (iv) there is no material default under such lease either by Circle K or, to the Knowledge of Circle K, by any other party thereto, and (v) subject to any notice or required consent of the lessor, Circle K has the right to assign such lease to CrossAmerica hereunder and, upon such assignment, CrossAmerica will have all rights of the lessee thereunder for its own use and benefit for the remaining term of such lease and any renewals thereof.

(d)To the Knowledge of Circle K, (i) each CK Property complies in all material respects with all health, building, fire, safety and other applicable codes, ordinances and requirements, (ii) each CK Property is in compliance in all material respects with all applicable zoning requirements and the use of such Property is a permitted or legally established use under applicable zoning requirements, (iii) none of the CK Properties is subject to any condemnation or eminent domain proceeding and (iv) each CK Property is accessible through public or private easements or rights-of-way abutting or crossing such Property.

(e)Except as set forth in the Title Commitments, there are no outstanding mechanics' liens, or rights to claim a mechanics' lien in favor of any materialman, laborer, or any other person in connection with labor or materials furnished to Circle K or performed on any of the CK Properties by Circle K that will not have been fully paid for on or prior to the applicable Closing Date.

(f)To Circle K's Knowledge, the environmental records posted to the Datasite or otherwise delivered or made available to CrossAmerica pursuant to the ERA do not omit any records, reports or information in Circle K's possession or control relating to the environmental condition of the CK Properties or their UST Systems.

(g)There are no Liens on any of the CK Properties attributable to taxes other than Liens for taxes not yet due.

(h)The CK Properties and their related CK Improvements and CK Equipment (that are Material Items of Equipment) are in all material respects structurally sound, in operating condition and repair and sufficient for the continued conduct of business at such CK Properties after each applicable Closing in substantially the same manner as conducted immediately prior to the applicable Closing.  None of the Excluded Assets are material to the operation of the CK Assets.

4.5.Assumed Contracts.

Circle K has posted to the Datasite or otherwise made available to CrossAmerica true and complete copies of each of the Dealer Agreements and other CK Assumed Contracts.  Each of the CK Assumed Contracts is in full force and effect, and there is no material default under any of the CK Assumed Contracts by either Circle K or, to the Knowledge of Circle K, by any other party thereto.

4.6.Compliance with Law; Litigation.

(a)Circle K is in compliance in all material respects with (i) all material licenses and permits from governmental or regulatory authorities (collectively, "Permits") required by applicable laws, rules and regulations to be held by Circle K that are necessary for the operation of the CK Properties in the ordinary course of business, and (ii) all rules and regulations applicable to the CK Properties, except for such noncompliance that, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the CK Assets.

(b)(i) There is no action, suit or proceeding pending or, to the Knowledge of Circle K, threatened against Circle K relating to the CK Properties, that, if determined adversely to Circle K, would reasonably be expected to have a Material Adverse Effect on the CK Assets, and (ii) Circle K is not subject to or bound by any judgment, decree, injunction or other order relating to any of the CK Assets.

4.7.Taxes.

(a)(i) All material taxes attributable to the CK Assets that have become due and payable by Circle K have been timely paid in full, (ii) all material reports, returns, statements (including estimated reports, returns or statements), and other similar filings with respect to taxes attributable to the CK Assets (collectively, "Tax Returns") required to be filed by Circle K with respect to the CK Assets have been timely filed (taking into account all applicable extensions) with the appropriate taxing authority in all jurisdictions in which such Tax Returns are required to be filed; (iii) such Tax Returns are true and correct in all material respects; (iv) there is not currently in effect any extension or waiver of any statute of limitations regarding the assessment or collection of any taxes attributable to the CK Assets, which period has not yet expired; and (v) there are no administrative proceedings or lawsuits pending or threatened with respect to any taxes attributable to the CK Assets by any taxing authority for which Circle K has received written notice.

(b)Circle K has complied with all withholding tax requirements and procedures relating to any of its employees working at the CK Properties and has withheld all necessary amounts from such employees and filed all necessary Tax Returns regarding employee income tax withholding and social security, unemployment taxes and all other payroll taxes in compliance with applicable laws and regulations and has made all required remittances in respect of such amounts withheld.

4.8.Financial Information; No Undisclosed Liabilities.

The financial information regarding the CK Properties for the fiscal year ended April 29, 2018, fairly and accurately presents in all material respects the fuel volume, merchandise sales, aggregate fuel margin and aggregate merchandise margin for the CK Properties.  Except as set forth in such financial information or the Diligence Reports, the CK Properties are not subject to any material liability of a type required to be set forth on a balance sheet in accordance with United States generally accepted accounting principles (GAAP), other than immaterial current liabilities and obligations incurred in the ordinary course of business consistent with past practice since April 29, 2018.  The financial projections for the CK Properties provided to the Conflicts Committee’s financial advisor were prepared in good faith and based upon assumptions and qualifications that management of Circle K considers to be reasonable under the circumstances.

4.9.No Brokers or Finders.

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Circle K or any of its affiliates.

ARTICLE  5

Representations and Warranties of CrossAmerica

CrossAmerica hereby represents and warrants to Circle K (a) in the case of Section 5.1 and Section 5.2(a)(i) below, as of the date hereof and as of each Closing Date, and (b) in all other cases, as of the applicable Closing Date and except as set forth in the Diligence Reports, as follows:

5.1.Organization and Authority.

CrossAmerica (including each subsidiary that owns any CAPL Assets) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own the CAPL Properties and other CAPL Assets and to carry on its business as now being conducted, to enter into this Agreement and the ERA and to perform its obligations hereunder and thereunder.  CrossAmerica (or its applicable subsidiary) is duly qualified to do business and in good standing in each jurisdiction in which the ownership of any of the CAPL Properties or other CAPL Assets makes such qualification necessary, except for such failures to so qualify or be in such good standing that, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the CAPL Assets.  The execution, delivery and performance of this Agreement and the ERA by CrossAmerica have been duly authorized by all necessary action and no other proceedings on the part of CrossAmerica are necessary to authorize the execution, delivery and performance of this Agreement or the ERA.  Each of this Agreement and the ERA has been duly executed and delivered by CrossAmerica and constitutes the valid and binding obligation of CrossAmerica, enforceable against CrossAmerica in accordance with its terms.

5.2.No Violations; Required Consents.

(a)The execution, delivery and performance of this Agreement and the ERA by CrossAmerica (including its applicable subsidiaries) do not and will not constitute or result in (i) a breach or violation of the certificate or articles of incorporation or organization, by-laws, operating agreement, partnership agreement or other constituent charter documents of CrossAmerica (or such subsidiary) or (ii) assuming receipt of the consents and approvals referred to in Section 5.2(b), a breach or violation of, a default under, the acceleration of or the creation of any Lien (with or without the giving of notice or the lapse of time) pursuant to, any provision of any CAPL Assumed Contract, or any law, rule, ordinance or regulation or any judgment, decree, order, award or governmental or non-governmental permit to which CrossAmerica is subject, except, in the case of clause (ii) above, for such breaches, violations and the like that, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the CAPL Assets.

(b)No notices, reports or other filings are required to be made by CrossAmerica with, and no consents, approvals or other authorizations are required to be obtained by CrossAmerica from, any governmental or regulatory authority or other person in connection with the execution, delivery and performance of this Agreement or the ERA, the failure to obtain or make any or all of which would reasonably be expected to have a Material Adverse Effect on the CAPL Assets subject thereto.

5.3.Warranty of Title.

CrossAmerica owns all right, title and interest in and to all of the CAPL Assets, free and clear of all Liens, except for (a) any Monetary Liens (all of which will be released at or prior to the Closing) and (b) Permitted Liens.

5.4.The CAPL Properties.

(a)Exhibit B hereto accurately lists the commonly known addresses of the CAPL Properties.

(b)Except for the CAPL Assumed Contracts or as set forth in the Title Commitments, none of the CrossAmerica Fee Properties is subject to any right of first refusal, option to purchase or other Contract which could reasonably be expected to impair CrossAmerica's ability to sell or assign any of the CAPL Properties to Circle K or which would bind Circle K after the Closing.

(c)To the Knowledge of CrossAmerica, (i) each CAPL Property complies in all material respects with all health, building, fire, safety and other applicable codes, ordinances and requirements, (ii) each CAPL Property is in compliance in all material respects with all applicable zoning requirements and the use of such Property is a permitted or legally established use under applicable zoning requirements, (iii) none of the CAPL Properties is subject to any condemnation or eminent domain proceeding and (iv) each CAPL Property is accessible through public or private easements or rights-of-way abutting or crossing such Property.

(d)Except as set forth in the Title Commitments, there are no outstanding mechanics' liens, or rights to claim a mechanics' lien in favor of any materialman, laborer, or any other person in connection with labor or materials furnished to or performed on any of the CAPL Properties that will not have been fully paid for on or prior to the applicable Closing Date.

(e)To CrossAmerica's Knowledge, the environmental records posted to the Datasite or otherwise delivered or made available to Circle K pursuant to the ERA do not omit any records, reports or information in CrossAmerica's possession or control relating to the environmental condition of the CAPL Properties or their UST Systems.

(f)Except as set forth in the Diligence Reports, there are no Liens on any of the CAPL Properties attributable to taxes other than Liens for taxes not yet due.

(g)The CAPL Properties and their related CAPL Improvements and CAPL Equipment (that are Material Items of Equipment) are in all material respects structurally sound, in operating condition and repair and sufficient for the continued conduct of business at such CAPL Properties after each applicable Closing in substantially the same manner as conducted immediately prior to the applicable Closing.  None of the Excluded Assets are material to the operation of the CAPL Assets.

5.5.Assumed Contracts.

CrossAmerica has posted to the Datasite or otherwise made available to Circle K true and complete copies of each of the CAPL Assumed Contracts.  Each of the CAPL Assumed Contracts is in full force and effect, and there is no material default under any of the CAPL Assumed Contracts by either CrossAmerica or, to the Knowledge of CrossAmerica, by any other party thereto.

5.6.Compliance with Law; Litigation.

(a)CrossAmerica is in compliance in all material respects with (i) all material Permits required to be held by CrossAmerica that are necessary for the operation of the CAPL Properties in the ordinary course of business, and (ii) all rules and regulations applicable to the CAPL Properties, except for such noncompliance that, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the CAPL Assets.

(b)(i) There is no action, suit or proceeding pending or, to the Knowledge of CrossAmerica, threatened against CrossAmerica relating to the CAPL Properties, that, if determined adversely to CrossAmerica, would reasonably be expected to have a Material Adverse Effect on the CAPL Assets, and (ii) CrossAmerica is not subject to or bound by any judgment, decree, injunction or other order relating to any of the CAPL Assets.

5.7.Taxes.

(a)(i) All material taxes attributable to the CAPL Assets that have become due and payable by CrossAmerica have been timely paid in full, (ii) all material Tax Returns required to be filed by CrossAmerica with respect to the CAPL Assets have been timely filed (taking into account all applicable extensions) with the appropriate taxing authority in all jurisdictions in which such Tax Returns are required to be filed; (iii) such Tax Returns are true and correct in all material respects; (iv) there is not currently in effect any extension or waiver of any statute of limitations regarding the assessment or collection of any taxes attributable to the CAPL Assets, which period has not yet expired; and (v) there are no administrative proceedings or lawsuits pending or threatened with respect to any taxes attributable to the CAPL Assets by any taxing authority for which CAPL has received written notice.

(b)CrossAmerica has complied with all withholding tax requirements and procedures relating to any of its employees working at the CAPL Properties and has withheld all necessary amounts from such employees and filed all necessary Tax Returns regarding employee income tax withholding and social security, unemployment taxes and all other payroll taxes in compliance with applicable laws and regulations and has made all required remittances in respect of such amounts withheld.

5.8.Financial Information; No Undisclosed Liabilities.

The financial information regarding the CAPL COCO Properties delivered to Circle K for the fiscal year ended December 31, 2018, fairly and accurately presents in all material respects the fuel volume, merchandise sales, aggregate fuel margin and aggregate merchandise margin for the CAPL COCO Properties.  Except as set forth in such financial information or the Diligence Reports, the CAPL COCO Properties are not subject to any material liability of a type required to be set forth on a balance sheet in accordance with GAAP, other than immaterial current liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2018.

5.9.No Brokers or Finders.

Except for the fees and expenses of Evercore Group, L.L.C., financial advisor to the Conflicts Committee (the fees and expenses of which shall be paid solely by CrossAmerica), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CrossAmerica or any of its affiliates.

ARTICLE  6

Covenants

6.1.Conduct Pending Closing.

Prior to each applicable Closing Date, each Party shall, and shall cause its subsidiaries to (in each case, except to the extent that the applicable matter is the responsibility of any applicable Dealer or Agent), (a) maintain its Properties and related equipment in working condition and repair and covered by existing policies of insurance; (b) comply in all material respects with all Assumed Contracts to which it is a party; (c) collect its accounts receivable and pay its accounts payable in the ordinary and usual course consistent with past practice; (d) except for the Dealerizations, operate its Properties in the ordinary course of business, consistent with their operations for the 12-month period prior to the date hereof, and (e) not take, directly or indirectly, any of the following actions with respect to the Assets to be assigned by it hereunder unless the other Party otherwise consents in writing or as required by applicable law:

(i)sell, lease or otherwise dispose of any of its Properties or Material Items of Equipment, or cause or permit any Lien to exist on any of its Properties or other Assets (except Permitted Liens);

(ii)make any capital expenditures at its Properties or enter into any Contract to do so that will not be completed prior to the applicable Closing Date;

(iii)assign, delegate, amend, terminate or permit to lapse, any of its Assumed Contracts; or

(iv)terminate or permit the lapse of any Permit necessary for its ownership or operation of any of its Properties.

Prior to each applicable Closing Date, each Party shall confer with the other Party on a regular basis to keep it informed with respect to operational matters of a material nature relating to its Assets and to report the general status of the ongoing operations of the Properties and will give prompt notice to the other Party of any communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.  Each Party shall also deliver to the other Party monthly income statements, fuel volume reports and other financial information reasonably requested by the other Party with respect to its Properties that have not yet been assigned hereunder, promptly after such information becomes available.

6.2.Appropriate Action; Consents; Filings.

(a)Each of the Parties agrees to cooperate and respectively use its commercially reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to cause the conditions to each Closing to be satisfied by such Party and to consummate and make effective the transactions contemplated by this Agreement, and (b) make all necessary filings, give all notices and obtain from any governmental or regulatory authorities or third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by such Party in order to consummate and thereafter make effective the transactions contemplated hereby as promptly as practicable.  Without limitation of the foregoing, each Party shall submit applications for all necessary licenses and permits as promptly as practicable after the date of this Agreement and, where permitted by applicable law and regulations, will use its commercially reasonable efforts to apply for temporary licenses or permits to the extent necessary to avoid any delay in any Closing.  To the extent that any liquor licenses or other licenses or permits have not been effectively issued to a necessary Party at the applicable Closing Date, then to the extent permitted by applicable law, the assigning Party agrees to allow the other Party to operate the applicable Property under such Party's licenses and permits for a period of up to 180 days after the Closing Date at no additional cost, and if requested by such Party prior to the applicable Closing Date, the Parties shall enter into a written management agreement to the foregoing effect and otherwise in customary form.

(b)Without limitation of the foregoing, the Parties shall cooperate and respectively use their commercially reasonable efforts to make any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and to cause the expiration or termination of the applicable waiting periods under the HSR Act applicable to the transactions contemplated hereby as soon as practicable.  Notwithstanding anything herein to the contrary, Circle K shall have the sole right to determine, direct and have full control over the strategy and process by which the Parties will seek any required approvals under the HSR Act or any other antitrust laws and to control the defense or prosecution of any claims, actions or proceedings relating thereto, provided, that nothing in this Agreement shall require any of Party or any of their respective affiliates to offer, accept, agree to, or commit to agree to (i) any restriction, prohibition or limitation of ownership or operation by any Party or its affiliates of all or any portion of the businesses or assets of such Party in any manner in any part of the world, (ii) any requirement that any Party sell, divest, hold separate or otherwise dispose of, or enter into a voting trust, proxy or “hold separate” contract or similar contract with respect to, all or any portion of their respective businesses or assets or (iii) any restriction, prohibition or limitation on the ability of any Party or its affiliates to conduct their respective businesses, enter into any new line of business or own or operate any of their respective assets, in each case, in any manner in any part of the world in order to obtain any approval or consent under the HSR Act or any other applicable antitrust laws. Each Party shall be responsible for one-half of any filing fees payable under the HSR Act.  To the extent permitted by applicable law, each Party shall (x) permit the other to review in advance and incorporate the other Party’s reasonable comments in any proposed written submissions to the Federal Trade Commission (the "FTC") or the Department of Justice (the "DOJ") and (y) consult with the other Party in advance of any meeting or teleconference with the FTC or the DOJ and, to the extent allowed by the FTC or DOJ, permit the other to attend and participate in any meetings or teleconferences with the FTC or DOJ.

6.3.Further Assurances.

At any time and from time to time after each Closing, each Party shall (and shall cause its subsidiaries to), at the reasonable request of the other Party and without further consideration, execute and deliver any further deeds, bills of sale, endorsements, assignments and other instruments of conveyance and transfer, and take such other actions as the other Party may reasonably request in order to more effectively transfer, convey, assign and deliver to the other Party, and to place the other Party in actual possession and operating control of, and to vest, perfect or confirm, of record or otherwise, in the other Party all right, title and interest in, to and under the Assets to be acquired by it hereunder, or to otherwise carry out the intents and purposes of this Agreement.  In the case of rights (including, without limitation, under any CK Assumed Contract or CAPL Assumed Contract) that cannot be transferred effectively without the consent of third parties, each assigning Party shall use its commercially reasonable efforts to obtain such consent and to assure to the other Party the benefits thereof during the respective terms thereof.

6.4.Like-Kind Exchange.

(a)Each Party (in its capacity as an Assignee) agrees to (i) cooperate with the other Party (in its capacity as an Assignor) to permit the Assignor to acquire replacement real property in exchange for the CK Fee Properties or CAPL Fee Properties, as applicable, in a tax-deferred exchange meeting the requirements of Section 1031 of the Code (a "Forward Exchange"), and (ii) to accept performance by other parties to any such Forward Exchange; provided, however, that (A) the Assignor shall bear any and all costs incurred by the Assignee on account of any such Forward Exchange, (B) the Assignee shall not suffer any additional risk or liability on account of any such Forward Exchange, (C) the Assignor shall indemnify and hold the Assignee harmless from any such additional costs, risks or liabilities including, without limitation, taxes and closing costs, and any other Losses (as hereinafter defined) that the Assignee may incur as a result of such Forward Exchange, and (D) any such Forward Exchange shall not delay or hinder the effective consummation of the transactions contemplated by this Agreement.  Notwithstanding any transfer or conveyance by a third party pursuant to a Forward Exchange, all representations and warranties made herein with respect to any exchange parcel shall be deemed made and given by the Assignor.

(b)Each Party (in its capacity as an Assignor) agrees to (i) cooperate with the other Party (in its capacity as an Assignee) to permit the Assignee to acquire CK Fee Properties or CAPL Fee Properties, as applicable, in a parking arrangement meeting the requirements of Rev. Proc. 2000-37 (a "Reverse Exchange"), and (ii) to accept performance by other parties to any such Reverse Exchange; provided, however, that (A) the Assignee shall bear any and all costs incurred by the Assignor on account of any such Reverse Exchange, (B) the Assignor shall not suffer any additional risk or liability on account of any such Reverse Exchange, (C) the Assignee shall indemnify and hold the Assignor harmless from any such additional costs, risks or liabilities including, without limitation, taxes and closing costs, and any other Losses (as hereinafter defined) that the Assignor may incur as a result of such Reverse Exchange, and (D) any such Reverse Exchange shall not delay or hinder the effective consummation of the transactions contemplated by this Agreement.  Notwithstanding any transfer or conveyance to a third party pursuant to a Reverse Exchange, all representations and warranties made herein with respect to any exchange parcel shall be deemed made and given by the Assignee.

6.5.Public Announcements.

Neither Party hereto shall issue any public announcement, report, statement or press release or otherwise make any public statement regarding this Agreement or the transactions contemplated hereby without the prior consent of the other Party, except as otherwise required by law or the rules of any applicable securities exchange.

6.6.Upgrades to Meet EMV Standards

Between the date hereof and the Final Closing (and for any individual CK Property on or before the date that such CK Property is assigned to CrossAmerica), Circle K shall incur up to, in the aggregate, $6 million in capital expenditures to pay for upgrades to the dispenser POS systems at such CK Properties to meet applicable EMV standards (the "EMV Upgrades").  The Parties shall reasonably cooperate with each other in good faith to plan, execute and complete the EMV Upgrades including, without limitation, to mutually determine the CK Properties to be upgraded, the schedule for the upgrades and the equipment to be replaced and installed.  If by the date of the Final Closing, Circle K has not incurred an aggregate of $6 million in capital expenditures to pay for the EMV Upgrades, Circle K shall pay to CrossAmerica at the Final Closing an amount equal to $6 million less the aggregate amount incurred by Circle K in respect of the EMV Upgrades.

ARTICLE  7

Indemnification

7.1.Indemnification by Circle K.

From and after the first Closing, Circle K shall indemnify and hold CrossAmerica and its subsidiaries, and their respective directors, officers, employees and agents (collectively, the "CrossAmerica Indemnified Parties"), harmless from and against any liability, loss, damage, claim, cost or expense (including, without limitation, expenses of investigation and defense and reasonable fees and disbursements of counsel), Liens (except Permitted Liens) or other obligations of any nature whatsoever (collectively, "Losses"), incurred by any of them and arising out of or based upon:

(a)any breach by Circle K of any of its representations and warranties set forth in this Agreement (or any certification contained in a certificate delivered pursuant to this Agreement);

(b)any breach by Circle K of any of its covenants or agreements set forth in this Agreement;

(c)any claim, action, suit, proceeding or investigation of any kind, at law or in equity, arising primarily from acts, omissions, events or other conditions that occurred or existed with respect to any of the CK Properties at any time prior to the Closing Date for such CK Property (whether commenced before or after the applicable Closing Date and whether or not disclosed in the Diligence Reports); or

(d)any obligations, debts, taxes, operating expenses, rent, utilities and other liabilities of Circle K of any kind, character or description, whether accrued, absolute, contingent or otherwise, that are not expressly assumed by CrossAmerica in Section 1.5, including, without limitation, all Environmental Liabilities that are the responsibility of Circle K pursuant to the ERA.

7.2.Indemnification by CrossAmerica.

From and after the first Closing, CrossAmerica shall indemnify and hold Circle K and its subsidiaries, and their respective directors, officers, employees and agents (collectively, the "Circle K Indemnified Parties"), harmless from and against any Losses incurred by any of them and arising out of or based upon:

(a)any breach by CrossAmerica of any of its representations and warranties set forth in this Agreement (or any certification contained in a certificate delivered pursuant to this Agreement);

(b)any breach by CrossAmerica of any of its covenants or agreements set forth in this Agreement; or

(c)any claim, action, suit, proceeding or investigation of any kind, at law or in equity, arising primarily from acts, omissions, events or other conditions that occurred or existed with respect to any of the CAPL Properties at any time prior to the Closing Date for such CAPL Property (whether commenced before or after the applicable Closing Date and whether or not disclosed in the Diligence Reports) except to the extent that Circle K or any of its subsidiaries caused such Losses in the course of its operation of the related Property prior to the Closing, or Circle K or any of its subsidiaries is otherwise responsible for such Losses pursuant to its lease of the related Property from CrossAmerica; or

(d)any obligations, debts, taxes, operating expenses, rent, utilities and other liabilities of CrossAmerica of any kind, character or description, whether accrued, absolute, contingent or otherwise, that are not expressly assumed by Circle K in Section 1.4, including, without limitation, all Environmental Liabilities that are the responsibility of CrossAmerica pursuant to the ERA.

7.3.Certain Limitations.

(a)The indemnification obligations of Circle K under Section 7.1(a) shall not apply to the first $1,845,000 of Losses referred to therein, except to the extent that such Losses may be incurred by virtue of or result from actual fraud or from any breach by Circle K of its representations and warranties set forth in Sections 4.1, 4.2 or 4.3 (collectively, "Circle K's Fundamental Representations").  The aggregate indemnification obligations of Circle K under Section 7.1 shall not exceed $36,900,000; provided however, that the foregoing limitation shall not apply to Circle K's indemnification obligations under the ERA or to any Losses that may be incurred by virtue of or result from actual fraud or intentional misrepresentation or any breach of Circle K's Fundamental Representations.

(b)The indemnification obligations of CrossAmerica under Section 7.2(a) shall not apply to the first $1,845,000 of Losses referred to therein, except to the extent that such Losses may be incurred by virtue of or result from actual fraud or from any breach by CrossAmerica of its representations and warranties set forth in Sections 5.1, 5.2 or 5.3 (collectively, "CrossAmerica's Fundamental Representations").  The aggregate indemnification obligations of CrossAmerica under Section 7.2 shall not exceed $36,900,000; provided however, that the foregoing limitation shall not apply to CrossAmerica's indemnification obligations under the ERA or to any Losses that may be incurred by virtue of or result from actual fraud or intentional misrepresentation or any breach of CrossAmerica's Fundamental Representations.

(c)The indemnification obligations of the Parties under this Article 7 shall terminate on the date that is 18 months after the date of the final Closing hereunder; provided, however, that with respect to any claim for indemnification that is asserted or made on or prior to such date, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim; and further provided, that the indemnification obligations of the Parties (i) under Sections 7.1 (c) or (d) or Sections 7.2(c) or 7.2(d) or the ERA or (ii) with respect to Losses that may be incurred by virtue of or result from actual fraud or intentional misrepresentation or any breach by Circle K of Circle K's Fundamental Representations or by CrossAmerica of CrossAmerica's Fundamental Representations, in each case shall not terminate on such date, but shall continue in full force and effect thereafter until the expiration of the applicable statute of limitations.

(d)The amount of any Loss subject to indemnification hereunder shall be reduced by the amount of any insurance proceeds or any indemnity, contribution or other payment actually recovered by the Indemnified Party (as defined below) from any third party, in each case net of actual costs of recovery, including the amount of any deductible required to be paid by the Indemnified Party.  In the event that any insurance proceeds or other indemnity, contribution or other payment is recovered by an Indemnified Party with respect to any Losses for which the Indemnified Party has previously been indemnified pursuant to this Article 7, the Indemnified Party will promptly refund the amount of such recovery to the Indemnifying Party (net of actual costs of recovery, including the amount of any deductible required to be paid by the Indemnified Party as provided for above).

(e)The amount of any Losses incurred in connection with any breach by a Party of its representations and warranties herein shall be calculated without giving effect to any qualifications or limitations as to "materiality" or "Material Adverse Effect" or similar phrases set forth in such representations and warranties (each, a "Materiality Qualifier").

(f)An Indemnified Party may seek indemnification hereunder only for actual out-of-pocket Losses actually incurred by such Indemnified Party, and in no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include, imputed, consequential, incidental or indirect damages, lost profits or punitive, special or exemplary damages and, in particular, no "multiple of profits" or "multiple of cash flow", "multiple of EBITDA" or similar valuation methodology shall be used in calculating the amount of any Losses.

7.4.Defense or Prosecution of Claims.

As promptly as practicable after its discovery of grounds for a claim for indemnification hereunder, the applicable Circle K Indemnified Party or CrossAmerica Indemnified Party seeking indemnification (as applicable, the "Indemnified Party") shall deliver a written claim for indemnification to the indemnifying party or parties (as the case may be, the "Indemnifying Party"), specifying in reasonable detail the basis therefor and, if known, the amount, or an estimate of the amount, of the indemnifiable Losses arising therefrom.  Thereafter, the Indemnified Party shall provide to Indemnifying Party all information and documentation reasonably available to it to support and verify such claim.  If the facts giving rise to a claim for indemnification hereunder arise out of a claim or demand made by any person other than the Indemnified Party or its affiliates (including, without limitation, any governmental or regulatory authority, a "Third Party"), or if in response to any such claim or demand there is any claim or demand made against a Third Party (any such claim or demand by or against a Third Party being a "Third Party Claim"), then the Indemnifying Party may, at its option, assume the defense or the prosecution thereof, with counsel satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, so long as (i) the Indemnifying Party gives written notice to the Indemnified Party within 15 days after the Indemnified Party has provided the Indemnifying Party with notice of such Third Party claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any and all Losses subject to indemnification hereunder which the Indemnified Party incurs, arising out of the Third Party Claim, (ii) such claim involves only money damages and does not seek an order, injunction or other equitable relief against any Indemnified Party, (iii) the Indemnified Party shall have reasonably concluded that there is not a conflict of interest between the Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, in the defense or prosecution of such claim, and (iv) the Indemnifying Party conducts defense of the Third Party Claim actively and diligently.  After any assumption of the defense or prosecution of any claim by the Indemnifying Party, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses thereafter incurred by the Indemnified Party in connection with the defense or prosecution thereof.  In any such event, whether or not the Indemnifying Party does so assume the defense or prosecution thereof, the Indemnifying Party and the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records and information and attend such proceedings as may be reasonably requested in connection herewith.  The Indemnifying Party shall have no indemnification obligations with respect to any claim that is settled by the Indemnified Party without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed), other than any claim or demand as to which the Indemnifying Party shall not have assumed the defense or prosecution thereof.  Similarly, the Indemnifying Party shall not settle any indemnifiable claim or demand without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), unless the settlement will be fully satisfied by payment of money by the Indemnifying Party, results in the full and general release of the Indemnified Parties from all liabilities relating to the claim, and involves no finding or admission of any violation of law or the rights of any person on the part of any Indemnified Party.

7.5.Exclusive Remedy.

The rights of indemnification set forth in this Article 7 shall be the sole and exclusive remedy available to any Indemnified Party for any Losses incurred by it after the first Closing as a result of any breach of the representations, warranties, covenants and agreements set forth in this Agreement or otherwise in connection with the transactions contemplated hereby; provided, however, that (a) the foregoing limitation shall not apply to any Losses that may be incurred by virtue of or result from actual fraud or intentional misrepresentation and (b) this Section 7.5 shall not preclude or limit either Party from exercising all available remedies in the event of any breach by the other Party of any of its covenants to be performed after the first Closing.

ARTICLE  8

Conditions

8.1.	Conditions to Obligations of Circle K.

The obligations of Circle K to consummate the exchange of Assets to be consummated at each Closing are subject to the satisfaction at or prior to such Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, in a written instrument executed and delivered by Circle K:

(a)Compliance.  Each of the representations and warranties of CrossAmerica contained in this Agreement shall be true and correct in all material respects on and as of the applicable Closing Date, as though made on and as of such Closing Date; CrossAmerica shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to such Closing Date.

(b)Consents and Approvals.  All material consents, approvals and authorizations required to be obtained by CrossAmerica from any governmental or regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions to be consummated at such Closing, shall have been made or obtained (as the case may be); and CrossAmerica shall have obtained all material consents to such consummation of the persons listed in the applicable Diligence Reports, in each case on terms and conditions reasonably satisfactory to Circle K.

(c)Permits; Etc.  With respect to each CAPL COCO Property to be exchanged at such Closing, Circle K shall have obtained all Permits and approvals necessary for Circle K to carry on the operations at the applicable CAPL COCO Property as such operations are being conducted by CrossAmerica prior to such Closing, including, without limitation, the Permits and approvals needed for alcohol sales, lottery sales, tobacco sales, retail food sales and fuel sales.

(d)No Order.  No litigation or other legal proceeding shall have been instituted, and no governmental or regulatory authority, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order (whether temporary, preliminary or permanent), which, in either case, is in effect and which has the effect of making the transactions contemplated by this Agreement illegal, or otherwise restrains or materially hinders consummation of the transactions contemplated hereby (collectively, an "Order").

(e)Closing Deliveries.  Circle K shall have received duly executed copies of each of the documents to be delivered by CrossAmerica at such Closing pursuant to Section 2.7(b).  In addition, Circle K shall have received the Title Policies with respect to the applicable CAPL Properties in form and substance reasonably satisfactory to Circle K.

(f)Diligence Reports. Circle K shall have received the Diligence Reports for the applicable Closing in accordance with Section 3.6.

(g)Sub-Jobber Agreement.  At the first Closing, CrossAmerica shall have executed and delivered to Circle K a Sub-Jobber Agreement in form and substance reasonably satisfactory to the Parties (the "Sub-Jobber Agreement").

(h)Corporate Proceedings.  All legal details and corporate and other proceedings in connection with the transactions to be consummated at such Closing shall have been taken, all documents and instruments incident to such transactions shall be in form and substance reasonably satisfactory to Circle K and its counsel, and Circle K and its counsel shall have received all counterpart originals or certified or other copies of such documents as Circle K shall reasonably require.

8.2.Conditions to Obligations of CrossAmerica.

The obligations of CrossAmerica to consummate the exchange of Assets to be consummated at each Closing are subject to the satisfaction at or prior to such Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, in a written instrument executed and delivered by CrossAmerica:

(a)Compliance.  Each of the representations and warranties of Circle K contained in this Agreement shall be true and correct in all material respects on and as of the applicable Closing Date, as though made on and as of such Closing Date; Circle K shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to such Closing Date.

(b)Consents and Approvals.  All material consents, approvals and authorizations required to be obtained by Circle K from any governmental or regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, shall have been made or obtained (as the case may be); and Circle K shall have obtained all material consents to consummation of the transactions contemplated hereby of the persons listed in the applicable Diligence Reports, in each case on terms and conditions reasonably satisfactory to CrossAmerica.

(c)No Order.  There shall be no Order.

(d)Closing Deliveries.  CrossAmerica shall have received duly executed copies of each of the documents to be delivered by Circle K at such Closing pursuant to Section 2.7(a).  In addition, CrossAmerica shall have received the Title Policies with respect to the applicable CK Properties in form and substance reasonably satisfactory to CrossAmerica.

(e)Diligence Reports. CrossAmerica and the Conflicts Committee shall have received the Diligence Reports for the applicable Closing in accordance with Section 3.6.

(f)Sub-Jobber Agreement.  Circle K shall have executed and delivered to CrossAmerica the Sub-Jobber Agreement.

(g)Partnership Proceedings.  All legal details and corporate and other proceedings in connection with the transactions to be consummated at such Closing shall have been taken, all documents and instruments incident to such transactions shall be in form and substance reasonably satisfactory to CrossAmerica and its counsel, and CrossAmerica and its counsel shall have received all counterpart originals or certified or other copies of such documents as CrossAmerica shall reasonably require.

ARTICLE  9

Termination

9.1.Termination.

This Agreement may be terminated and the transactions contemplated hereby abandoned at any time by mutual written consent of Circle K and CrossAmerica.

9.2.Procedure and Effect of Termination.

(a)In the event of termination of this Agreement pursuant to this Article 9, the terminating Party shall forthwith give written notice thereof to the other Party and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by either of the Parties.

(b)If this Agreement is terminated as provided herein, neither Party shall have any liability or further obligation hereunder to the other Party, except as provided in Section 10.3 and except that nothing herein will relieve either Party from liability for any breach of this Agreement which occurred prior to or in connection with such termination.

ARTICLE  10

Miscellaneous and General

10.1.Knowledge of the Parties.

For the purposes of this Agreement, the terms "Know", "Known", "Knowledge" and all similar phrases mean, with reference to each Party, the actual knowledge of the individuals signing the Diligence Reports on behalf of the applicable Party, in each case based upon a reasonable inquiry of the employees of such Party who have primary responsibility for the matter in question and a reasonable review of the books and records relating to the matter in question.

10.2.Payment of Expenses.

Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise explicitly set forth herein, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

10.3.Survival.

The representations and warranties of the Parties set forth in Article 4 and Article 5 shall survive the Closing as set forth in Article 7.  The agreements of the Parties contained in Articles 1, 2, 3, 6, 7 and this Article 10 shall survive the Closings until the expiration of the respective periods specified therein or, if none is specified, indefinitely.  The agreements of the Parties contained in Sections 9.2 and this Article 10 shall survive any termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the Closings or termination of this Agreement.

10.4.Entire Agreement; Assignment; Etc.

This Agreement and the ERA (including the Exhibits and Schedules hereto and thereto) constitute the entire agreements, and supersede all other agreements, understandings, representations and warranties, both written and oral, between the Parties with respect to the subject matter hereof, and shall not be assignable by operation of law or otherwise and (except as provided in Article 7 with respect to the Indemnified Parties) are not intended to create any obligations to, or rights in respect of, any persons other than the Parties; provided, however, that, at any time prior to any Closing, upon written notice to the other Party hereto, either Party may assign all or any part of its rights and obligations hereunder with respect to the Assets to be exchanged at such Closing to any wholly owned subsidiary or commonly owned affiliate of such Party and, in the event of any such assignment, the assigning Party shall nevertheless remain fully responsible for all obligations of such Party hereunder.

10.5.Captions.

The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

10.6.Severability.

If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

10.7.Modification or Amendment.

The Parties hereto may modify, waive or amend any material term of this Agreement only by a written instrument duly executed and delivered by each Party after receiving the prior written consent of the Conflicts Committee (which written consent may be waived in the Conflicts Committee's discretion).  Any consent, approval, decision or waiver that is required to be given or made, or that may be given or made, by CrossAmerica with respect to the transactions contemplated hereby that could reasonably be expected to have a material adverse effect on CrossAmerica shall first be referred to the Conflicts Committee for consideration, and the Conflicts Committee shall be permitted no less than fifteen business days to make a recommendation with respect to the consent, approval, decision or waiver.

10.8.Notices.

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, on the next business day if delivered by overnight courier, on the fifth business day after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case, to the Parties at the following addresses, or on the date sent and confirmed by electronic transmission to the email address specified below (or at such other address for a party as shall be specified by notice given in accordance with this Section):

(a)If to Circle K, to:

Circle K Stores Inc.

1100 Situs Court, Suite 100

Raleigh, North Carolina 27606

Attention:  Aaron Brooks

email:  ABrooks@CircleK.com

(b)If to CrossAmerica, to:

CrossAmerica Partners LP

600 Hamilton Street, Suite 500

Allentown, Pennsylvania 18101

Attention:  Gerardo Valencia

email:  Gerardo.Valencia@CircleK.com

No provision of this Agreement, including this Section, shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including such arising out of or in connection with this Agreement), which service shall be effected as required by applicable law.

10.9.Failure or Delay Not Waiver; Remedies Cumulative.

No failure or delay on the part of any Party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.10.Dispute Resolution Procedure.

Any dispute between the Parties arising out of or relating to this Agreement or the transactions contemplated hereby including, without limitation, any dispute relating to whether a Party is entitled to indemnification under this Agreement or the ERA (as the case may be, a "Dispute"), shall be resolved exclusively pursuant to the dispute resolution procedures set forth on Schedule 10.10 attached hereto (the "Dispute Resolution Procedures").

10.11.Governing Law.

THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.  FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

10.12.Consent to Jurisdiction.

Each Party irrevocably and unconditionally confirms and agrees (a) that it is and shall continue to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware and (b)(i) to the extent that such Party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such Party’s agent for acceptance of legal process and notify the other Party of the name and address of such agent and (ii) to the fullest extent permitted by law, that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by law, service made pursuant to subsection (b)(i) or (ii) shall have the same legal force and effect as if served upon such Party personally within the State of Delaware.  TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT IN ALL EVENTS TO THE DISPUTE RESOLUTION PROCEDURES, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY (A) CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED IN THE STATE OF DELAWARE, INCLUDING THE DELAWARE COURT OF CHANCERY IN AND FOR NEW CASTLE COUNTY (THE "DELAWARE COURTS") FOR ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), (B) WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE DELAWARE COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY DELAWARE COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN ANY INCONVENIENT FORUM AND (C) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

10.13.Counterparts.

This Agreement may be executed in the original or by telecopy or electronic transmission of a .pdf file containing an executed signature page, in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

[REMAINDER  OF  PAGE  INTENTIONALLY  LEFT  BLANK;

SIGNATURES  APPEAR  ON  FOLLOWING  PAGE]

IN WITNESS WHEREOF, this Asset Exchange Agreement has been duly executed and delivered by the duly authorized officers of each of the parties hereto as of the date first written above.

CIRCLE K STORES INC.

By /s/ Darrell Davis                              _

      Darrell Davis

      President

CROSSAMERICA PARTNERS LP

By CROSSAMERICA GP LLC,

Its General Partner

By /s/ Gerardo Valencia                          _

      Gerardo Valencia

      President

EXHIBITS AND SCHEDULES*

EXHIBITS

Exhibit A	CK Properties
Exhibit B	CAPL Properties
Exhibit C	Projected EBITDA

SCHEDULES

Schedule 2.6(b)	Inventory Price and Procedures
Schedule 2.7(a)(ii)	Form of Lease Assignment
Schedule 2.7(a)(iii)	Form of Bill of Sale
Schedule 2.7(a)(iv)	Form of Contract Assignment
Schedule 2.7(a)(viii)	Form of Tax Matters Certificate
Schedule 2.7(a)(ix)	Form of Closing Certificate
Schedule 10.10	Dispute Resolution Procedure

*	Exhibits and Schedules are omitted pursuant to Item 601(b)(2) of Regulation S-K.